EXHIBIT 21.1
SUPERIOR ENERGY SERVICES, INC.
List of Subsidiaries
     Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Superior Energy Services, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.

STATE OF JURISDICTION
OF INCORPORATION OR
NAME	ORGANIZATION

1105 Peters Road, L.L.C.	Louisiana
Balance Point Group, B.V.	Netherlands
Blowout Tools, Inc.	Texas
H.B. Rentals, UK, Ltd.	United Kingdom
H.B. Rentals, L.C.	Louisiana
International Snubbing Services, L.L.C.	Louisiana
Premier Oilfield Rentals Limited	Scotland
SESI, L.L.C.	Delaware
Stabil Drill Specialties, L.L.C.	Louisiana
Sub-Surface Tools, L.L.C.	Louisiana
Superior Energy Services, L.L.C.	Louisiana
Warrior Energy Services Corporation	Delaware
Wild Well Control, Inc.	Texas
Workstrings, L.L.C.	Louisiana